Cicero Inc.
8000 Regency Parkway, Suite 542
Cary, NC 27518

August 3, 2015

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn: Katherine Wray, Esq.

Re:	Cicero Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 24, 2015
File No. 000-26392

Dear Ms. Wray:

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission, dated July 30, 2015, setting forth comments to the Preliminary Proxy Statement filed by Cicero, Inc. (the “Company”) on July 24, 2015. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses.

Proposal III, Approval to Amend Article IV (Conversion) of the Series A-1 Convertible … page 14

1.
You are proposing to modify, upon the occurrence of certain events, the terms of your certificate of designations to automatically convert shares of your Series A-1 convertible preferred stock to common stock. Please review your filing to provide information responsive to Item 12(d) and (f) of Schedule 14A, or tell us why you believe such information is not required to be provided. This comment also applies to Proposal IV with respect to your Series B convertible preferred stock.

Response: Item 12(d) of Schedule 14A requires, among other things, the Company to furnish a brief statement as to arrears in dividends in respect to the shares of Series A-1 and Series B convertible preferred stock being modified by the actions contemplated in Proposals III and IV of the Company’s proxy statement.  As the Company is not in arrears with respect to any dividend payments owing to the holders of its Series A-1 and Series B convertible preferred stock, the Company respectively submits that such a statement to the negative is not required to be disclosed in the proxy statement, in that, unless specifically required to do so (see e.g. Item 407(d)(1) of Regulation S-K – “State whether or not the audit committee has a charter.” (emphasis added)), statements to the negative are generally not required to be disclosed in filings made with the Commission.

With respect to the information responsive to Item 12(f) of Schedule 14A, as the proxy statement is being sent to the stockholders in connection with the Company’s annual meeting, the stockholders will also be receiving a copy of the Company’s Form 10-K for the fiscal year ended December 31, 2014, which includes the information required by Item 13(a) of Schedule 14A.  To alert the stockholders that not all the relevant material is contained in the proxy statement, the Company will include the following statement in its definitive proxy statement: “INCORPORATION BY REFERENCE – The following are  incorporated into this Proxy Statement by reference from Company’s Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”): (i) Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, found of pages 13 through 18 of the Form 10-K; and (ii) the Company’s  audited financial  statements for the two year period ended December 31, 2014, found on pages F-1 through F-21 of the Form 10-K.

The Company acknowledges that:

●         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●         staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●         the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (919) 380-5000.

Sincerely,

/s/ John P. Broderick
John P. Broderick Chief Executive Officer

cc:           Andrew D. Hudders, Esq.